AMENDMENT TO RIGHTS AGREEMENT

           Amendment, dated as of January 21, 1999 (the "Amendment"), between First Brands Corporation, a Delaware corporation (the "Company"), and Continental Stock Transfer & Trust Company, a New York corporation (the "Rights Agent").

           WHEREAS, the Company and the Rights Agent entered into a Rights Agreement, dated as of March 22, 1996 (the "Rights Agreement");

           WHEREAS, there is not as of the date hereof any Acquiring Person (as defined in the Rights Agreement); and

           WHEREAS, the Company desires to amend the Rights Agreement in accordance with Section 26;

           NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereby agree as follows:

           Section 1. Amendment to Section 7(a). Section 7(a) of the Rights Agreement is amended by deleting the words "and the" immediately preceding the term "Redemption Date" and replacing such words with "," and by adding the following after the term "Redemption Date": "and the Effective Time of the Merger". For purposes of Section 7 (a) and Section 7(b), "Effective Time of the Merger" shall mean such time as a certificate of merger (the "Merger Certificate") is duly filed with the Secretary of State of the State of Delaware pursuant to Section 1.02 of the Agreement and Plan of Reorganization and Merger, dated as of October 18, 1998 by and among The Clorox Company, a Delaware Corporation ("Clorox"), Pennant, Inc., a Delaware Corporation and a wholly owned subsidiary of Clorox, and the Company or at such later effective time as is specified in the Merger Certificate."

           Section 2. Amendment to Section 7(b). Section 7(b) of the Rights Agreement is amended by deleting the words "and the" immediately preceding the term "Redemption Date" and replacing such words with "," and by adding the following after the term "Redemption Date": "and the Effective Time of the Merger".

           Section 3. Rights Agreement as Amended. The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. The foregoing amendments shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

           Section 4. Counterparts. This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed an original, but all such counterparts shall together constitute but one and the same instrument.

           Section 5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

           Section 6. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.


                         *          *          *



                IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.


 Attest:                           FIRST BRANDS CORPORATION


 /s/ Natalie Hensley               By /s/ Joseph B. Furey
 ----------------------              ---------------------------
 Name:  Natalie Hensley            Name: Joseph B. Furey
 Title: Secretary                  Title:


 Attest:                           CONTINENTAL STOCK TRANSFER
                                     AND TRUST COMPANY
                                   as Rights Agent


 /s/ Thomas Jennings               By /s/ William F. Seegraber
 ----------------------              ----------------------------
 Name:  Thomas Jennings            Name:  William F. Seegraber
 Title: Asst. Secretary            Title: Vice President